Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (No. 333-107872, No. 333-136461 and No. 333-170139) on Form S-8 of Airgas, Inc. of our report dated March 26, 2014 with respect to the statements of financial position of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan as of December 31, 2013 and 2012, and the related statements of changes in participants' equity for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 26, 2014